August 3, 2009

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

Ms. Jessica Barberich

Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Newcastle Investment Corp. (the “Company”)

Form 10-K for the year ended December 31, 2007

Filed February 29, 2008

Form 10-K for the year ended December 31, 2008

Filed March 16, 2009

File No. 001-31458

Dear Ms. Barberich:

We have received the letter dated July 21, 2009 (the “Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) with respect to its review of the Company’s Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”) filed on February 29, 2008, and of the Company’s Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”) filed on March 16, 2009.

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow the Staff’s numbered comments.

1.	We note your responses to our comments. You state you will remove the referenced measures from your Business section and your segment footnote in future filings. Since it does not appear that there was a basis for including these measures in your filings under SFAS 131, please also amend your 2008 and 2009 Forms 10-Q and your 2008 Form 10-K to remove these measures.

We appreciated the opportunity to speak with the Staff on Thursday, July 30, 2009. Our conversation gave the Company a better understanding of the concerns raised by the Staff in your comment letter dated June 17, 2009 (as expanded on by the comment noted above), and our positions relative thereto. As we discussed, the Company is providing this letter to the Staff to provide more detailed responses to the Staff’s prior comments.

Ms. Jessica Barberich

Securities and Exchange Commission

August 3, 2009

Overview

As we set forth in greater detail below, the Company would like to highlight four key points in response to the Staff’s prior comments:

A.	The Company believes that the segment-level fair value disclosures are GAAP disclosures under SFAS 107. Adjusted Book Value and Adjusted Book Value per Share (together with the segment-level fair value disclosures, the “Disclosures”), which are simply common equity and common equity per share on a fair value basis, are directly calculable following GAAP methodology (i.e., assets less liabilities is equal to equity, divided by shares outstanding equals equity per share) from the SFAS 107 fair value disclosures. Adjusted Book Value and Adjusted Book Value per Share are hereinafter referred to as “Fair Value Based Equity” and “Fair Value Based Equity per Share,” and will be referred to as such in future filings to the extent applicable.

B.	The Company believes that the Disclosures are permitted to be disclosed pursuant to paragraph 8 of SFAS 131 because they represent “additional information specific to [the Company] that may contribute to an understanding of [the Company].”

C.	Based on these two conclusions, the Company firmly believes that the Disclosures do not constitute “non-GAAP financial measures” as defined in Regulation G and are, therefore, not subject to Item 10(e) of Regulation S-K. The Company believes that the related, supporting disclosures in our filings were sufficient to give context to the Disclosures in the past. However, should we continue to make the Disclosures in future filings, to the extent the Staff feels that it would be helpful to investors to expand on these Disclosures to provide a more robust discussion of the utility of this information, the Company will do so as part of its continued efforts to provide excellent disclosure to its investors.

D.	In light of market conditions and changes in fair value accounting between the first quarter of 2008 through the first quarter of 2009, the Company believes that the Disclosures were highly meaningful to both management and investors from the period we first disclosed it (first quarter 2008) through the first quarter of 2009. For the same reasons as this information was useful in the past, it continues to be meaningful to management and, we believe, to investors. However, due to the factors discussed in Section D.3. below, while the Disclosures continue to be meaningful to management, the Disclosures are arguably less meaningful to investors now than they were in the past (which, in turn, made the Company less adamant about including the disclosures in its periodic filings going forward).

All numerical examples in this letter relate to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009 (“Q1 10-Q”), as it contains the most-recent information. The analogous information included in the Company’s previous

Ms. Jessica Barberich

Securities and Exchange Commission

August 3, 2009

Annual Report on Form 10-K was prepared using the same approach as the information included in the Q1 10-Q and, therefore, the discussion herein applies equally to the Company’s most recent 10-K as well as its recent 10-Qs.

A.	Why the Disclosures Are GAAP

1. Segment-level Fair Value Disclosures

SFAS 107 requires disclosure of the fair value of all financial instruments. Therefore, the Company believes that the segment-level fair value disclosures, which are presented in Note 2 on page 7 of the Company’s Q1 10-Q, are GAAP disclosures under SFAS 107.

The presentation of the fair value of the assets and liabilities by segment is simply an alternate presentation of the disclosures required under SFAS 107 with the addition of GAAP other liabilities (which are shown in the GAAP segment table on the same page of the Q1 10-Q). In response to the Staff’s specific question, we note that the large difference between the fair value and carrying value of our liabilities at March 31, 2009 can already be observed in our SFAS 107 footnote, Note 6, on page 17 of the Q1 10-Q.

2. Fair Value Based Equity and Fair Value Based Equity per Share

Fair Value Based Equity and Fair Value Based Equity per Share are calculated using exclusively financial measures calculated in accordance with GAAP. In other words, Fair Value Based Equity is simply the difference between the fair value of assets and the fair value of liabilities, and Fair Value Based Equity per Share is simply this difference divided by the number of shares outstanding on the balance sheet date.

3. Comparison of Segment-Level Fair Value Disclosures and Other GAAP Disclosures

A comparison of the segment-level fair value disclosures to other GAAP disclosures within our Q1 10-Q financial statements is displayed in a tabular format below.

Ms. Jessica Barberich

Securities and Exchange Commission

August 3, 2009

Segment:	CDOs	Other Non-Recourse	Recourse	Unlevered	Unallocated	Total

Assets

Per Note 2 - Segment-Level Fair Value Disclosures:
Assets	2,167,001	738,127	153,205	15,120	60,586	3,134,039

Per Note 2 - GAAP Segment Disclosures:
Investments	2,052,344	738,127	148,487	14,557	101	2,953,616
Cash and Restricted Cash	81,641		3,914	487	56,048	142,090
Other Assets	33,016		804	76	4,437	38,333

Total	2,167,001	738,127	153,205	15,120	60,586	3,134,039

Difference	—	—	—	—	—	—

Liabilities

Per Note 2 - Segment-Level Fair Value Disclosures:
Liabilities	(1,098,474)	(734,081)	(135,260)	(177)	(26,410)	(1,994,402)

Per Note 6 - SFAS 107 Disclosures (total column):
CDO Bonds Payable	(826,795)					(826,795)
Other Bonds Payable		(296,627)				(296,627)
Repurchase Agreements			(130,898)			(130,898)
Financing of Subprime Mortgage Loans Subject to Call Option		(399,288)				(399,288)
Junior Subordinated Notes					(20,976)	(20,976)
Interest Rate Swaps	(270,218)		(3,683)			(273,901)
Non-hedge Derivatives		(35,045)				(35,045)

Per Note 2 - GAAP Segment Disclosures:
Other Liabilities	(1,461)	(3,121)	(679)	(177)	(5,434)	(10,872)

Total	(1,098,474)	(734,081)	(135,260)	(177)	(26,410)	(1,994,402)

Difference	—	—	—	—	—	—

Equity and Equity per Share

Per Note 2 - GAAP and Segment-Level Fair Value Disclosures:
Preferred Stock, at par					(152,500)	(152,500)
Per GAAP Consolidated Balance Sheet
Shares Outstanding						52,809

There are no differences between the segment-level fair value disclosures and the other GAAP disclosures of assets or liabilities as shown above. Equity and equity per share are computed based on the GAAP methodology.

Fair Value Based Equity = Assets - Liabilities above	1,068,527	4,046	17,945	14,943	(118,324)	987,137
Fair Value Based Equity per Share = Fair Value Based Equity / Shares Outstanding						18.69

Ms. Jessica Barberich

Securities and Exchange Commission

August 3, 2009

4. Why Presenting Segment-Level Fair Value Information is Helpful

SFAS 107 (paragraph 15C) encourages entities “to disclose quantitative information about the market risks of financial instruments that is consistent with the way it manages or adjusts those risks.” The Company’s segments have different risk characteristics. For example, the “CDO” segment finances its assets using non-recourse liabilities, while the “Recourse” segment finances its assets using recourse liabilities. Accordingly, the Company manages these risks differently on a segment by segment basis, taking into account the recourse or non-recourse nature of the debt and the financing structure of each asset (such as the limited reinvestment periods within our CDO structures). Because the Company’s segments have different characteristics and risks, providing detailed fair value disclosure about each of the Company’s segments contributes to a better understanding of both the Company’s segments and the Company as an entire enterprise. Discussed below in Section B are additional benefits to investors of providing segment-level information.

B.	Why the Disclosures Are Permitted under SFAS 131

SFAS 131 permits a company to disclose information about its segments that help readers understand the company’s business. Specifically, paragraph 8 of SFAS 131 states that “nothing in this Statement is intended to discourage an enterprise from reporting additional information specific to that enterprise or to a particular line of business that may contribute to an understanding of the enterprise.” As discussed below, we included the Disclosures in our financial information based on our view that the Disclosures are the very type of information referred to in paragraph 8 of SFAS 131. Furthermore, this information is important to our CODM.

In addition to the benefits described in Section A.4. above, the Disclosures are additional information specific to our business and to particular segments of our business that may contribute to an understanding of the Company in the following three ways:

1. Potential for Gains From the Repurchase of Debt. The Disclosures assist investors in analyzing the Company’s potential for realizing gains from the repurchase of debt. Like many public companies, our CODM (our CEO) is keenly focused on evaluating potential debt repurchases as a means of creating shareholder value and, where appropriate, plans to continue employing this strategy in the future. Information regarding realized gains from debt repurchases has greater relevance at the segment level due to the differing liquidity positions of our various segments, some of which hold assets that are not available for the use of other segments and/or liabilities that are not recourse to other segments. We note that from January 1, 2008 through today, we have repurchased approximately $85 million of our non-recourse debt and realized $71 million

Ms. Jessica Barberich

Securities and Exchange Commission

August 3, 2009

of gains from the extinguishment of that debt. This represents over $1.30 per share of value generated for shareholders during periods when our stock generally traded below $1.00 per share. Accordingly, the Company believes that providing detail about these activities helps investors understand the Company’s potential for gains and our management and CODM utilize this information for the same purpose.

2. Company Comparability. The Disclosures enable investors to compare the Company to a number of our competitors that carry all or a substantial portion of their financial liabilities at fair value (which we refer to below as the “fair value methodology”). In our view, by providing segment disclosure under both the fair value methodology and the non-fair value methodology, we are providing shareholders with a more complete depiction of our business than peer companies that provide only the fair value methodology. In our view, pure non-fair value disclosure could be considered incomplete because (1) it ignores asset markdowns that exceed potential economic losses within non-recourse structures and (2) it ignores the potential for significant gains from debt repurchases. On its own, pure fair value disclosure could be considered incomplete because it ignores the fact that it is generally impossible – due to differences in liquidity, contractual obligations, and the identity of debt-holders, among other reasons – to realize all of the difference between the fair value of an entity’s liabilities and their face amount (and that any portion of the difference that relates to credit is not providing any benefit to the enterprise other than the potential for gain). After SFAS 159 became effective, investors requested information about the Company that would enable them to compare us to our peers that had made elections to record all or a substantial portion of their financial liabilities at fair value. In response, the Company provided disclosure under both methodologies to enable investors to compare the Company to our competitors that have elected to measure all or a substantial portion of their financial liabilities at fair value on an “apples-to-apples” basis. As a point of reference, we note that six of our publicly traded competitors that we follow have elected to measure all or a substantial portion of their financial liabilities at fair value.

3. Asset Valuation by Segment. Prior to December 2008, when we reclassified our loans from “held for investment” to “held for sale,” and, therefore, marked all of our loans to fair value (which was lower than our carrying amount), the Disclosures assisted users in analyzing the potential value of our assets held outside of our non-recourse financing structures that were available to satisfy our recourse obligations. We note that many investors were keenly interested in this information during 2008. In addition, this information was key to determining the value of the Company available to shareholders in that the Company basically consists of the present value of the expected future residual cash flows from its consolidated CDOs and other non-recourse financing structures, plus the value of our assets held outside of those investments, and less its recourse debt (and preferred stock, if you are analyzing us from a common shareholder perspective).

Ms. Jessica Barberich

Securities and Exchange Commission

August 3, 2009

In addition to permitting and encouraging companies to disclose helpful segment-level information, SFAS 131 emphasizes the need for disclosure of information that (1) is “regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to [a] segment and assess its performance” and (2) helps users of financial statements to “make more informed judgments about the enterprise as a whole” (paragraph 3c). With respect to point (1), our CODM uses this information on a frequent basis for the purposes described above (identifying potential business segments that contain unrealized gains within the financing structure that the Company may seek to realize, as well as facilitating our comparability to our competitors), and it is in the segment-level reports that he receives. With respect to point (2), the Company notes that the SEC has suggested (in Release 33-8098) that the Critical Accounting Policies disclosure could include an analysis of the impact of each critical accounting policy on a segment basis and could include a quantitative analysis of the potential impact of an alternative GAAP presentation when a choice of policies is available. In our context, fair value is one of our critical accounting policies, and the fair value election under SFAS 159 offers a choice of accounting policies which would impact assets, liabilities, equity and equity per share. Therefore, we believe this disclosure meets the spirit of the SEC’s suggested disclosure in addition to being helpful to investors and shareholders to use in making judgments about the Company.

We note, as did the Staff, that SFAS 131 (paragraph 30) specifies that “If the chief operating decision maker uses more than one measure of a segment’s profit or loss and more than one measure of a segment’s assets, the reported measures shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the enterprise’s consolidated financial statements.” In the Company’s view, the Disclosures are consistent with the fair value measurements required by SFAS 107 that form a part of our consolidated financial statements as illustrated in Section A.3. above.

C. Why the Disclosures Are Not Non-GAAP Financial Measures

1. Regulation G

Regulation G (“Reg G”) governs the disclosure of “non-GAAP financial measures.” It requires that non-GAAP financial measures meet certain requirements and that they be accompanied by certain disclosures. Reg G defines “non-GAAP financial measures” as (emphasis added) “a numerical measure of a registrant’s… financial position… that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the… balance sheet… of the issuer; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. A non-GAAP financial measure does not include operating and other financial measures

Ms. Jessica Barberich

Securities and Exchange Commission

August 3, 2009

and ratios or statistical measures calculated using exclusively one or both of: (i) financial measures calculated in accordance with GAAP; and (ii) operating measures or other measures that are not non-GAAP financial measures. A non-GAAP financial measure does not include financial measures required to be disclosed by GAAP, Commission rules, or a system of regulation of a government or governmental authority or self-regulatory organization that is applicable to the registrant.”

The Company believes that the Disclosures do not constitute non-GAAP financial measures.

With respect to the segment-level fair value disclosures, as mentioned in Section A above, SFAS 107 requires the Company to disclose the fair value of its assets and liabilities to comply with GAAP. The segment-level fair value disclosure of the Company’s assets and liabilities is simply an alternate presentation of the disclosures required under GAAP in accordance with SFAS 107. Importantly, the segment-level fair value disclosures do not include or exclude anything from the related GAAP amounts. They are equal to the fair values taken from the SFAS 107 disclosures added to the GAAP line item “Other Liabilities” (i.e. operating payables, which are not financial instruments but are on our GAAP balance sheet and are disclosed in the GAAP segment table). Furthermore, the response to question 16 of the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” published by the Division of Corporation Finance (the “FAQs”) specifies that a breakdown of an otherwise GAAP number (in that example, revenue by product) does not create a non-GAAP measure. The Company believes that this guidance logically applies to the Company’s breakdown of fair value by segment. We have taken a required GAAP disclosure – fair value – and broken it down in a way that is meaningful to management and investors – i.e., between non-recourse and recourse financing structures, on which our segments are based. Moreover, the response to question 18 of the FAQs specifies that non-GAAP measures do not include measures that are required to be disclosed under GAAP (in that example, required SFAS 131 disclosures). The Company believes that this guidance logically applies to our disclosure of fair value, as required under SFAS 107, by segment. Furthermore, as mentioned in Section B above, we believe that our disclosure is permitted as additional information under SFAS 131, which we believe was contemplated by the principles underlying the FAQ response.

With respect to the presentation of Fair Value Based Equity and Fair Value Based Equity per Share, as mentioned in Section A.2. above, Fair Value Based Equity and Fair Value Based Equity per Share are calculated using exclusively financial measures calculated in accordance with GAAP. In other words, Fair Value Based Equity is simply the difference between the fair value of assets and the fair value of liabilities, and Fair Value Based Equity per Share is simply this difference divided by the number of shares outstanding on the balance sheet date.

Ms. Jessica Barberich

Securities and Exchange Commission

August 3, 2009

2. Supporting Disclosures

For the reasons stated above, the Company firmly believes that the Disclosures are GAAP measures permitted under SFAS 131 as additional, helpful information. As a result, the Disclosures are not non-GAAP financial measures, and the requirements of Reg G and Item 10(e) of Regulation S-K do not apply to the Disclosures. That said, the Company understands that the Disclosures must be given proper context to make them useful.

Accordingly, the Company has provided the following helpful information to provide context to the Disclosures:

1. Segment Table: The notes to our segment table (page 8 of our Q1 10-Q), particularly those which describe the limits on the assets and liabilities within our non-recourse financing structures, the limit on our economic losses within those structures and the comparison to a “SFAS 159 election” give the disclosures context with respect to the reasons users would find these disclosures meaningful (as described above).

2. Fair Value Footnote: The fair value footnote in the Company’s financial statement (pages 17-20 of our Q1 10-Q) describes both (a) the inputs and assumptions that went into computing fair value as well as (b) our critical accounting policy on fair value in MD&A.

3. Debt Repurchase Gains: Our disclosures regarding gains we have recognized upon the repurchase of outstanding debt obligations (page 21 of our Q1 10-Q) show the potential to realize the difference between the carrying value and the fair value of our debt.

4. Liquidity and Capital Resources: The Liquidity and Capital Resources section of our MD&A (page 29, paragraph 4 of our Q1 10-Q) describes the sources of our cash flow from operations. This disclosure breaks down our operations between our consolidated non-recourse financing structures, where we receive a net cash flow, and our other assets and recourse financings.

These additional disclosures provide helpful context to the Disclosures. Should we continue to make the Disclosures in future filings, to the extent the Staff feels that it would be helpful to investors to expand on these Disclosures to provide a more robust discussion of the utility of this information, the Company will do so as part of its continued efforts to provide excellent disclosure to its investors.

Ms. Jessica Barberich

Securities and Exchange Commission

August 3, 2009

D. The Disclosures Are Meaningful to Our CODM, Investors and Analysts

1. CODM

As discussed above in Section B, the Disclosures are used by our CODM in identifying potential business segments in which to focus on unlocking unrealized gains within the financing structure, as well as in comparing us to our competitors (among other uses). By including the Disclosures in our filings, the Company is complying with the instructions of SFAS 131 by providing insight into what our CODM uses in managing the Company.

2. Investors and Analysts

Since the onset of the financial crisis, fair value – particularly the fair value of financial assets and liabilities and the disclosure thereof – has been the focus of intense investor interest and, as a result, the focus of intense debate between accounting rule-makers, the government, financial statement preparers, and other interested parties. For all of these parties, the disclosure of fair value is a key component in business valuation and analysis. As a result, for our business, disclosing information about the fair value of the Company’s assets and liabilities became among the most meaningful disclosures provided to investors.

In tandem with the onset of the financial crisis and the changes in the accounting rules governing fair value, the Company received numerous requests from investors and analysts regarding both (1) the breakout of fair values by segment and Fair Value Based Equity, from those investors wishing to analyze the value (and potential value) of our non-recourse structures and the value of our other investments that could be used to repay our recourse obligations, and (2) Fair Value Based Equity per Share, from those investors wishing to compare us to our competitors who have elected to record all or a substantial portion of their financial liabilities at fair value. These requests began in earnest upon the transition date for the adoption of SFAS 159 and the onset of the most serious part of the current financial crisis. As a result of these requests, we first discussed these measures in our earnings call for the fourth quarter of 2007 (which occurred during the first quarter of 2008). On this call, investors had follow-up questions on this topic, and we have received numerous questions from investors on this topic since that time. In short, the Company provided the Disclosures in response to investor requests for this information.

3. Changes that Have Impacted the Meaningfulness of the Disclosures

As has been widely publicized, market conditions and the accounting rules governing fair value have been evolving at a relatively rapid rate over the last two years. The Company has focused keenly on the dynamic evolution of the management of its business and its disclosures in response to (1) what is widely regarded as one of the most challenging and volatile times in the history of modern business and (2) significant changes in the accounting rules governing fair value disclosures.

Ms. Jessica Barberich

Securities and Exchange Commission

August 3, 2009

As part of the Company’s evaluation of these changing conditions, the Company notes that four factors have made the Disclosures less meaningful today than they were in previous periods:

1. Continued market deterioration has caused additional financial setbacks in our sector and thereby caused cash flow and liquidity to become relatively more important tools for investors than the fair value of our assets and liabilities;

2. The Company reclassified all of its loans to “held for sale” effective as of December 31, 2008;

3. Based upon the input the Company has received from its investors, as SFAS 159 has become more fully understood, the Disclosures have become less meaningful to investors from a comparability standpoint; and

4. SFAS 115-2 has made GAAP reporting a better tool in assessing our segments.

As a result, while the Disclosures are still meaningful to our CODM and, we believe, investors, the Company believes that the Disclosures are less meaningful today than they were in prior periods.

Conclusion

For the reasons stated above, the Company firmly believes that the Disclosures are permitted under GAAP, reflect how our CODM manages our business and are helpful to investors. The Disclosures do not constitute non-GAAP financial measures and have been given appropriate context. The Company keenly appreciates the importance of providing accurate and complete disclosure that complies with all applicable requirements. The Company has undertaken what it believes to be an extraordinarily thorough effort to provide accurate, complete and compliant disclosure during these challenging times.

2.	We note your response to comment 2 and the proposed revised income statement presentation for future filings. Please present your income statement in this format in each of your amended Forms 10-K and Q.

While we believe that this change is not one that would, on its own, require a restatement, consistent with our telephone conversation on Thursday, July 30, 2009, in this letter we are attempting to resolve Comment #1 above with the Staff before resolving Comment #2. We note that this change will be made in our Quarterly Report on Form 10-Q for the quarter ending June 30, 2009 and in all of our future periodic filings.

Ms. Jessica Barberich

Securities and Exchange Commission

August 3, 2009

The Company greatly appreciates your time and consideration of the points discussed in this letter, and we look forward to speaking with you at your earliest convenience. In the meantime, please do not hesitate to contact me at 212-479-5343 if you would like to discuss any topic addressed in this letter.

Sincerely,

Brian C. Sigman

Chief Financial Officer